                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    AMENDED
                                  SCHEDULE 13G
                                 (RULE 13d-102)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
         13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)



                              Wachovia Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)




                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   929771103
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]  Rule 13d-1(b)
    [   ]  Rule 13d(c)
    [   ]  Rule 13d-1(d)

CUSIP NO.   929771103                   13G            PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          A.  Wachovia Corporation                                   56-1473727
          B.  Wachovia Bank, National Association                    56-0927594
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          A.  Wachovia Corporation                               North Carolina
          B.  Wachovia Bank, National Association                United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                      5,752,680
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                    8,313,498
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                 4,795,194
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER               9,501,539

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     15,377,734
          PERSON
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   7.6%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          A.  Wachovia Corporation                                           HC
          B.  Wachovia Bank, National Association                            HK
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 929771103                                                  Page 3 of 6

ITEM 1 (a)        NAME OF ISSUER:

                  Wachovia Corporation

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  929771103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

                  (a)      ( )      Broker or Dealer registered under Section 15
                                    of the Act,

                  (b)      (X)      Bank as defined in Section 3 (a) (6) of the
                                    Act,

                  (c)      ( )      Insurance Company as defined in Section 3
                                    (a) (19) of the Act,

                  (d)      ( )      Investment Company registered under Section
                                    8 of the Investment Company Act,

                  (e)      ( )      Investment Advisor registered under Section
                                    203 of the Investment


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CUSIP No. 929771103                                                  Page 4 of 6


                      Advisor Act of 1940,

          (f)  ( )    Employee Benefit Plan Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund.

          (g)  (X)    Parent holding Company, in accordance with
                      240.13d-1 (b) (ii) (G), (Wachovia Corporation)

          (h)  ( )    Group, in accordance with Rule 13d-1 (b) (1) (ii) (H)

ITEM 4    OWNERSHIP:

          The following information is as of December 31, 1998:

          (a)  Amount Beneficially Owned:                            15,377,734

          (b)  Percent of Class:                                            7.6%

          (c)  Number of Shares as to which such person has:

               (i)    Sole power to vote or to direct
                      the vote                                        5,752,680
               (ii)   Shared power to vote or to direct the
                      vote                                            8,313,498
               (iii)  Sole power to dispose or to direct the
                      disposition of                                  4,795,194
               (iv)   Shared power to dispose or to direct
                      the disposition of                              9,501,539

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 N/A

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

                 N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Included are the following subsidiaries of Wachovia Corporation - HC:

          Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 N/A

CUSIP NO. 929771103                                                  Page 5 of 6

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                         N/A

ITEM 10           CERTIFICATION:

                         By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 25, 1999

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
            ----------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
            ----------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary

                       SEE AGREEMENT ATTACHED AS EXHIBIT A

CUSIP No. 929771103                                                  Page 6 of 6


                                                                       EXHIBIT A


                                    AGREEMENT

                                February 10, 1999

                  The understanding hereby agree to file a joint statement on
         Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

                  Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

                  Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

                  This agreement applies to any amendments to Schedule 13G.


         Wachovia Corporation


         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary

         Wachovia Bank, National Association


         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary